SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of May 2012

SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant’s name into English)

120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Summary of 2012 1Q Business Report

On May 30, 2012, Shinhan Financial Group (“SFG”) filed its 2012 1Q Business Report (the “Business Report”) with the Financial Supervisory Service of the Republic of Korea (“Korea”) pursuant to the Financial Investment Services and Capital Market Act of Korea. This is the summary of the Business Report translated into English. Non-material or previously disclosed information are omitted or abridged.

The financial information in this report has been prepared in accordance with International Financial Reporting Standards.

Exhibit 99-1

Independent Autitors’ Review Report (Separate Financial Statements) of Shinhan Financial Group as of March 31, 2012

Exhibit 99-2

Independent Autitors’ Review Report (Consolidated Financial Statements) of Shinhan Financial Group as of March 31, 2012

1. Introduction of the Group

Company History in 2009 through 2012

•	January 2009: Shinhan BNP Paribas Asset Management launched through the merger of Shinhan BNP Paribas ITMC and SH Asset Management

•	June 2009 : SH&C separated from SFG after SFG consummated share transfers of SH&C

•	Sep. 2009 : SBJ became an indirect subsidiary of SFG

•	Oct. 2009 : Shinhan Vietnam Bank became an indirect subsidiary of SFG

•	Nov. 2009 : Liquidated Shinhan Finance Ltd. , an indirect subsidiary of SFG

•	Dec. 2009 : Shinhan Capital Petra PEF became an indirect subsidiary of SFG

•	Jan. 2010 : Shinhan Data System became a subsidiary of SFG

•	June 2010 : CHB Valuemeet 2001 First SPC was disaffiliated from SFG

•	June 2010 : CHB Valuemeet 2001 Second SPC and CHB Valuemeet 2002 First SPC were disaffiliated from SFG

•	Aug. 2010 : Shinhan Macquarie Financial Advisory was disaffiliated from SFG

•	Oct. 2010 : Shinhan Maritime Private Equity Fund I became an indirect subsidiary of SFG

•	Dec. 2010 : KOFC Shinhan Frontier Champ 2010-4 PEF Investment Corp. became an indirect subsidiary of SFG

•	Feb. 2011 : Shinhan BNP Paribas Asset Management (Hong Kong) Limited became an indirect subsidiary of SFG

•	Nov. 2011 : Shinhan Bank Vietnam was merged with Shinhan Vina Bank.

•	Dec. 2011 : Shinhan Savings Bank became a subsidiary of SFG

Principal Subsidiaries under Korean Law (as of March 31, 2012)

Direct Subsidiaries

Subsidiaries	Ownership by SFG
Shinhan Bank	100.0%
Shinhan Card	100.0%
Shinhan Investment Corp.	100.0%
Shinhan Life Insurance	100.0%
Shinhan Capital	100.0%
Jeju Bank 1)	68.9%
Shinhan BNP Paribas Asset Management	65.0%
Shinhan Data System	100.0%
Shinhan Credit Information	100.0%
Shinhan Private Equity Investment Management 2)	100.0%
SHC Management	100.0%
Shinhan Savings Bank 3)	100.0%

1)	Jeju Bank is currently listed on the Korea Exchange.
2)	On November 2, 2011, Shinhan Private Equity renamed as “Shinhan Private Equity Investment Management” upon acquisition of a non-discretionary investment advisory license.
3)	On December 28, 2011, Shinhan Savings Bank became a direct subsidiary upon obtaining a savings bank license.

Indirect subsidiaries held through direct subsidiaries (as of March 31, 2012)

Direct Subsidiaries	Indirect Subsidiaries	Ownership by the Parent
Shinhan Bank	Shinhan Asia Limited	100.0%
	Shinhan Bank America	100.0%
	Shinhan Bank Europe	100.0%
	Shinhan Khmer Bank Limited	90.0%
	Shinhan Bank Kazakhstan	100.0%
	Shinhan Bank China Limited	100.0%
	Shinhan AITAS	99.8%
	Shinhan Bank Canada	100.0%
	Shinhan Bank Japan	100.0%
	Shinhan Vietnam Bank 2)	100.0%
Shinhan Investment Corp.	Shinhan Investment Corporation Europe Ltd.	100.0%
	Shinhan Investment Corporation USA Inc.	100.0%
	Shinhan Investment Corporation Asia Ltd.	100.0%
	Shinhan Maritime Private Equity Fund I	7.1%
	KOFC Shinhan Frontier Champ 2010-4 PEF Investment Corp 3)	8.5%
Shinhan BNP Paribas Asset Management	Shinhan BNP Paribas Asset Management (Hong Kong) Limited	100.0%
Shinhan Private Equity Investment Management 1)	Shinhan NPS Private Equity Fund 1st	5.0	% 4)
	Shinhan Private Equity Fund II	2.2	% 5)

1)	On November 2, 2011, Shinhan Private Equity renamed as “Shinhan Private Equity Investment Management” upon acquisition of a non-discretionary investment advisory license.
2)	On November 28, 2011, upon 100% acquisition of Shinhan Vina Bank, Shinhan Bank Vietnam was merged with Shinhan Vina Bank.
3)	Shinhan Capital currently owns 6.5% of KOFC Shinhan Frontier Champ 2010-4 PEF Investment Corp.
4)	Shinhan Financial Group and its subsidiaries currently own 36.7% of Shinhan NPS Private Equity Fund 1st.
5)	Shinhan Financial Group and its subsidiaries currently own 32.6% of Shinhan Private Equity Fund II.

Number of Shares (as of March 31, 2012)

Types of Shares	Number of Shares
Common Shares	474,199,587
Redeemable Preferred Shares 1)	11,100,000

Total	485,299,587

2. Business Results

Operation Results	(KRW billion)

	2012 (Jan. 1 ~ Mar. 31)	2011 (Jan. 1 ~ Dec. 31)	2010 (Jan. 1 ~ Dec. 31)
Operating income	1,137.3	4,134.8	3,414.5
Equity in income(loss) of associates	9.2	57.8	15.3
Earnings before income tax	1,146.5	4,192.6	3,429.8
Income taxes	277.7	919.9	570.4
Consolidated net income	868.8	3,272.6	2,859.4
Net income in majority interest	826.3	3,100.0	2,684.6
Net income in minority interest	42.5	172.6	174.8

  Some of the totals may not sum due to rounding

Source and Use of Funds

(KRW billion)

Consolidated Basis (KRW billion, %)		2012				2011				2010
		Jan. 1 ~ Mar. 31				Jan. 1 ~ Dec. 31				Jan. 1 ~ Dec. 31
		Average Balance	Proportions (%)	Interest Paid	Interest Rate (%)	Average Balance	Proportions (%)	Interest Paid	Interest Rate (%)	Average Balance	Proportions (%)	Interest Paid	Interest Rate (%)
Source	Deposits	166,073.0	56.87	1,145.9	2.76	156,280.5	55.28	4,181.0	2.68	149,653.3	56.11	3,935.6	2.63
	Borrowings	14,166.4	4.85	71.8	2.03	14,037.4	4.97	259.2	1.85	12,403.4	4.65	250.4	2.02
	Debentures	40,138.4	13.75	460.5	4.59	40,017.2	14.16	1,942.9	4.86	40,356.3	15.13	2,041.2	5.06
	Other Liabilities	44,653.8	15.29	—	—	44,174.6	15.63	—	—	38,446.2	14.41	—	—

	Total Liabilities	265,031.6	90.76	—	—	254,509.7	90.03	—	—	240,859.2	90.30	—	—

	Stockholder’s Equity	26,986.7	9.24	—	—	28,184.6	9.97	—	—	25,872.4	9.70	—	—

	Total Liabilities & SE	292,018.3	100.00	—	—	282,694.3	100.00	—	—	266,731.6	100.00	—	—

Use	Currency & Due from Banks	16,721.8	5.73	80.8	1.93	14,396.1	5.09	248.6	1.73	14,457.1	5.42	168.5	1.17
	Loans	192,366.5	65.87	2,858.0	5.94	186,828.2	66.09	11,265.3	6.03	174,360.4	65.37	10,561.5	6.06
	Loans in KRW	148,165.6	50.74	2,113.0	5.70	143,097.0	50.62	8,281.2	5.79	135,645.6	50.85	7,632.4	5.63
	Loans in Foreign Currency	10,116.7	3.46	106.8	4.22	9,510.8	3.36	379.1	3.99	8,940.8	3.35	377.3	4.22
	Credit Card Accounts	17,477.4	5.99	463.7	10.61	17,740.2	6.28	1,887.5	10.64	16,278.4	6.10	1,794.8	11.03
	Others	16,606.8	5.69	174.5	4.20	16,480.2	5.83	717.5	4.35	13,495.8	5.06	756.9	5.61
	AFS Financial Assets	29,794.5	10.20	295.5	3.97	25,588.5	9.05	1,025.9	4.01	22,045.7	8.27	953.6	4.33
	HTM Financial Assets	11,808.1	4.04	151.0	5.12	12,307.7	4.35	642.9	5.22	12,899.1	4.84	687.4	5.33
	Other Assets	41,327.4	14.15	—	—	43,573.8	15.41	—	—	42,969.3	16.11	—	—

	Total Assets	292,018.3	100.00	—	—	282,694.3	100.00	—	—	266,731.6	100.00	—	—

1)	The “Average Balance” is the arithmetic mean of the ending balance of each quarter.

Other Financial Information

1) Capital Adequacy

Consolidated BIS Ratio (Shinhan Financial Group)	(KRW billion)

	Mar. 31, 2012	Dec. 31, 2011	Dec. 31, 2010
Aggregate Amount of Equity Capital (A)	23,392.3	22,315.4	23,369.7

Risk-Weighted Assets (B)	197,238.9	195,579.4	188,785.7

BIS Ratio (A/B) 1)	11.86%	11.41%	12.38%

1)	In accordance with the amendments in the Financial Holding Company Guidelines of the Financial Service Commission (“FSC”), the Group BIS Ratio under BASEL I. is used as an index for measuring capital adequacy.
2)	BIS ratio for Dec. 31, 2010 based on Korean GAAP is 12.77%

Capital Adequacy Ratios (Subsidiaries)	(%)

Subsidiary	Capital Adequacy Ratio	Mar. 31, 2012	Dec. 31, 2011	Dec. 31, 2010
Shinhan Bank 1)	BIS Capital Adequacy Ratio	15.33	15.26	15.47
Jeju Bank 1)	BIS Capital Adequacy Ratio	12.96	13.27	13.40
Shinhan Card 1)	Adjusted Equity Capital Ratio	26.11	24.84	25.18
Shinhan Investment Corp. 2)	Net Capital Ratio	842.36	700.78	658.31
Shinhan Life Insurance 2)	Solvency Margin Ratio	309.02	324.02	397.93
Shinhan BNPP AM 2)	Net Capital Ratio	634.14	599.73	708.31
Shinhan Capital 2)	Adjusted Equity Capital Ratio	15.12	14.90	14.23
Shinhan Savings Bank	BIS Capital Adequacy Ratio	11.18	n/a	n/a

•

The BIS Capital Adequacy Ratio is computed in accordance with the guidelines issued by the FSC for commercial banks. Under these guidelines, commercial banks are required to maintain a minimum capital adequacy ratio of 8%.

•	Basel II FIRB Approach was applied in calculating Shinhan Bank’s BIS Capital Adequacy Ratios

•	Basel II TSA Approach was applied in calculating Jeju Bank’s BIS Capital Adequacy Ratios

•

The Adjusted Equity Capital Ratio represents the ratio of total adjusted shareholder’s equity to total adjusted assets and is computed in accordance with the guidelines issued by FSC. Under these guidelines, Shinhan Card and Shinhan Capital are required to maintain a minimum adjusted equity capital ratio of 8%.

•

Net Capital Ratio is computed in accordance with the guidelines issued by the FSC. Under these guidelines, Shinhan Investment Corporation & Shinhan BNP Paribas Asset Management are required to maintain a minimum net capital ratio of 100%.

•

Under the guidelines issued by the FSC, Shinhan Life Insurance is required to maintain a minimum solvency margin ratio of 100%. The risk-based capital methodology was applied in calculating the solvency margin ratio of Shinhan Life Insurance.

1)	Capital adequacy ratios for Dec. 31, 2010 based on K-GAAP is as follows:

Shinhan Bank: 15.93%, Jeju Bank: 14.18%, Shinhan Card: 24.99%

2)	Capital adequacy ratios for Dec. 31, 2010 are based on K-GAAP

1) Liquidity Ratios

Won Liquidity Ratio	(KRW billion, %)

	Mar. 31, 2012			Dec. 31, 2011			Dec. 31. 2010
Company	Won Assets	Won Liabilities	Won Liquidity Ratio	Won Assets	Won Liabilities	Won Liquidity Ratio	Won Assets	Won Liabilities	Won Liquidity Ratio
Shinhan Financial Group	1,026.1	921.1	111.4	4,225.5	3,911.2	108.0	972.6	246.0	395.3
Shinhan Bank	65,567.5	40,112.5	163.5	56,609.5	46,635.4	121.4	54,646.2	45,786.9	119.3
Shinhan Card	14,609.5	3,421.0	427.1	15,417.2	3,417.5	451.1	13,160.9	3,450.1	381.5
Shinhan Investment Corp.	7,954.3	5,688.3	139.8	6,161.4	5,036.5	122.3	6,615.7	5,293.5	125.0
Shinhan Life Insurance	938.4	336.4	278.9	843.5	341.5	247.0	517.3	254.7	203.1
Shinhan Capital	348.9	161.7	215.7	519.0	147.9	350.8	758.8	295.0	257.2
Jeju Bank	976.8	517.1	188.9	982.2	686.2	143.1	899.3	618.8	145.3

1)	Shinhan Financial Group, Shinhan Bank, Jeju Bank: Due within 1 month, Other Subsidiaries: Due within 3 months
2)	Shinhan Life Insurance: (Won assets due within 3 months /3 months average of Claim payments )*100

Foreign Currency (FC) Liquidity Ratio	(KRW billion, %)

	Mar. 31, 2012			Dec. 31, 2011			Dec. 31, 2010
Company	FC Assets	FC Liabilities	FC Liquidity Ratio	FC Assets	FC Liabilities	FC Liquidity Ratio	FC Assets	FC Liabilities	FC Liquidity Ratio
Shinhan Financial Group	—	—	—	—	—	—	—	—	—
Shinhan Bank	31,338.1	25,468.8	123.0	25,887.9	22,254.2	116.3	24,238.7	23,092.8	105.0
Shinhan Investment Corp.	255.1	284.4	89.7	23.3	23.5	99.0	11.5	10.3	111.5
Shinhan Capital	143.9	94.6	152.2	51.5	21.9	235.7	333.5	285.0	117.0
Jeju Bank	12.1	5.6	216.4	15.4	9.4	164.3	13.0	10.5	123.8

1)	Foreign currency liquidity ratios are computed with assets and liabilities due within 3 months
2)	Shinhan Bank’s foreign currency liquidity ratio reflected securitization weight with the guidelines issued by the FSS

3) Asset Quality

Consolidated Basis	(KRW billion, %)

	Mar. 31, 2012	Dec. 31, 2011	Dec. 31, 2010
Total Loans	199,164.3	201,245.9	184,676.3
Substandard & Below	3,026.7	2,587.1	2,736.8
Substandard & Below Ratio	1.52	1.29	1.48
Non-Performing Loans	2,399.8	1,903.5	1,977.7
NPL Ratio	1.20	0.95	1.07
NPL Coverage Ratio	143.23	162.19	132.8
Loan Loss Allowance 1)	4,335.1	4,196.0	3,634.5
Substandard & Below	3,026.7	2,587.1	2,736.8

1)	Including reserve for credit losses

Separate Basis	(KRW billion, %)

	Mar. 31, 2012			Dec. 31, 2011			Dec. 31, 2010
	Substandard & Below Ratio	NPL Ratio	NPL Coverage Ratio 1)	Substandard & Below Ratio	NPL Ratio	NPL Coverage Ratio 1)	Substandard & Below Ratio	NPL Ratio	NPL Coverage Ratio 1)
Shinhan Financial Group	—	—	—	—	—	—	—	—	—
Shinhan Bank	1.27	1.01	150.01	1.09	0.82	166.11	1.31	0.91	133.10
Shinhan Card	2.04	1.58	209.86	1.69	1.26	236.08	1.90	1.44	182.65
Shinhan Investment Corp.	15.58	15.53	71.43	16.97	16.92	71.46	12.29	12.29	82.41
Shinhan Life Insurance	0.47	0.26	226.95	0.45	0.23	280.64	0.62	1.48	226.89
Shinhan Capital	2.94	2.10	73.36	2.79	1.31	82.85	2.38	1.86	80.44
Jeju Bank	1.70	1.65	90.10	1.62	1.03	93.73	1.57	1.28	113.74
Shinhan Savings Bank	35.91	35.91	10.44	—	—	—	—	—	—

1)	Including reserve for credit losses

4) Write-Offs & Provision for Credit Losses

<Consolidated Basis>

(KRW billion)

	1Q 2012	FY2011	FY2010
Allowance for loan losses	2,901.7	2,729.1	2,993.3
Allowance for acceptances and guarantee	101.5	85.8	171.0
Allowance for unused loan commitments	434.2	444.8	462.5
Other allowance	322.3	339.0	225.9

Total	3,759.7	3,598.7	3,852.7

Write-offs	151.5	1,382.1	1,284.7

<Shinhan Bank>

(KRW billion)

	1Q 2012	FY2011	FY2010
Allowance for loan losses	1,680.0	1,580.9	1,803.8
Allowance for acceptances and guarantee	129.9	109.5	208.7
Allowance for unused loan commitments	78.6	85.2	85.8
Other allowance	244.9	256.2	155.4

Total	2,133.4	2,031.8	2,253.8

Write-offs	39.8	811.8	773.1

<Shinhan Card>

(KRW billion)

	1Q 2012	FY2011	FY2010
Allowance for loan losses	736.9	706.2	703.8
Allowance for acceptances and guarantee	—	—	—
Allowance for unused loan commitments	343.8	345.3	367.5
Other allowance	49.3	50.6	42.5

Total	1,130.0	1,102.1	1,113.8

Write-offs	98.0	451.5	436.8

4) Debt to Equity Ratios

Shinhan Financial Group	(KRW billion)

Separate Basis	Mar. 31, 2012	Dec. 31, 2011 1)	Dec. 31, 2010
Debt	8,529.3	11,413.4	6,907.6
Equity	19,439.7	19,430.8	20,753.0
Debt to Equity Ratio	43.88%	58.74%	33.29%

1)	Upon the resolution of Board of Directors to redeem Series 10 redeemable preferred shares and Series 11 convertible redeemable preferred shares held on December 15, 2011, KRW 3.75 trillion capital decrease and liability increase reflected on Debt to Equity Ratio.

Twenty Largest Exposures by Borrower

(KRW billion)

As of Mar. 31, 2012 Consolidated basis	Loans in Won	Loans in Foreign Currency	Securities	Guarantees and Acceptance	Others	Total Exposures
Ministry of Strategy & Finance	—	—	9,056	—	—	9,056
Bank of Korea	1,080	—	5,035	0	—	6,115
Korea Deposit Insurance Corporation	1,247	—	2,192	—	—	3,439
Industrial Bank of Korea	540	119	2,553	—	—	3,213
Hyundai Heavy Industries Co., Ltd.	8	181	224	2,548	0	2,961
Korea Development Bank	16	27	2,141	—	—	2,184
Korea Finance Corporation	—	—	1,956	—	—	1,956
Korea Land & Housing Corporation	—	—	1,940	—	—	1,940
Korea Securites Finance Corporation	31	—	1,750	—	—	1,781
Woori Bank	149	114	1,003	6	—	1,271
Hana Bank	13	39	1,134	—	—	1,186
Kookmin Bank	101	34	1,033	3	—	1,172
Samsung Heavy Industries Co., LTd.	0	—	0	1,151	—	1,151
Hyundai Samho Heavy Industries Co., Ltd.	0	27	30	1,039	0	1,096
Songdo Cosmopolitan City Development Inc.	954	—	120	—	—	1,074
National Agricultural Cooperative Federation	57	—	946	3	—	1,005
POSCO	3	32	873	43	—	951
Samsung Electronics	0	861	22	0	0	883
Samsung C&T	27	46	548	242	0	862
LG U+	608	—	238	—	—	845

Total	4,834	1,480	32,793	5,035	0	44,143

  Some of the totals may not sum due to rounding

Exposure to Main Debtor Groups	(KRW billion)

As of Mar. 31, 2012 Consolidated basis	Loans in Won	Loans in Foreign Currency	Securities	Guarantees and Acceptances	Others	Total Exposures
Hyundai Heavy Industries	114	345	286	3,890	0	4,634
Samsung	146	1,356	1,040	1,732	0	4,274
Hyundai Motors	1,093	1,367	630	450	0	3,540
LG	1,818	548	402	124	0	2,892
SK	435	454	782	1,163	0	2,834
POSCO	208	220	925	409	6	1,768
GS	323	292	312	526	0	1,453
Lotte	389	60	446	215	1	1,111
Hanwha	393	228	111	96	3	831
LS	266	244	132	173	0	815

Total	5,184	5,112	5,066	8,779	11	24,152

  Some of the totals may not sum due to rounding

Loan Concentration by Industry	(KRW billion)

As of Mar. 31, 2012 Consolidated basis	Total Exposures
	Amount	Weight (%)
Finance and Insurance	54,085	20.68%
Manufacturing	35,583	13.60%
Retail and wholesale	12,097	4.62%
Real Estate, leasing and service	19,127	7.31%
Construction	5,219	2.00%
Hotel and leisure	3,586	1.37%
Others	39,854	15.24%
Consumers	92,019	35.18%

Total	261,569	100.00%

*	Including deposits, loans, and securities

Top Twenty Non-Performing Loans

(KRW billion)

Borrower	Industry	Gross Principal Outstanding	Allowance for Loan Losses
A	Real estate, leasing and service	130	11
B	Construction	54	13
C	Construction	48	19
D	Real estate, leasing and service	47	14
E	Manufacturing	46	21
F	Construction	40	39
G	Construction	44	25
H	Finance and insurance	36	0
I	Manufacturing	33	37
J	Real estate, leasing and service	31	4
K	Real estate, leasing and service	30	21
L	Finance and insurance	30	0
M	Manufacturing	30	0
N	Construction	28	30
O	Manufacturing	25	7
P	Manufacturing	24	24
Q	Retail and wholesale	27	15
R	Manufacturing	23	0
S	Real estate, leasing and service	23	9
T	Real estate, leasing and service	23	0

Total		769	290

1)	Consolidated basis as of Mar. 31, 2012
2)	Non-Performing Loans are defined as loans past due longer than 90 days.

  Some of the totals may not sum due to rounding

3. Independent Auditor

Audit Opinion for the last 3 years

	1Q 2012	FY 2011	FY 2010
Audit Opinion	—	Unqualified	Unqualified

*	For the first quarter of 2012, the independent accountant conducted a review for our financial statements instead of auditing them.

Compensation to the Independent Auditor for Audit and Review Services

The following is a description of the fees for audit and review services performed by our independent auditor for the last three years in connection with our financial statements preparation.

Year	Auditor	Payment (KRW mil.)	Details	Working hours
2012	KPMG Samjong Accounting Corp.	498	Review/Audit of Financial Statements	1,630 hours
2011	KPMG Samjong Accounting Corp.	487	Review/Audit of Financial Statements	9,016 hours
2010	KPMG Samjong Accounting Corp.	366	Review/Audit of Financial Statements	4,650 hours

4. Directors, Executive Officers and Employees

Directors and Executive Officers

1) Executive Directors

Name	Month and Year of Birth	Position	Service Term
Dong Woo Han	Nov. 1948	Chairman of Shinhan Financial Group Board Steering Committee Chair Corporate Governance & CEO Recommendation Committee member	3 years starting from March 23, 2011

2) Non-Executive Directors

Currently, 11 non-executive directors are in office, 10 of which outside directors who are nominated by our Outside Director Recommendation Committee and appointed pursuant to the approval of general shareholders’ meeting on March 29, 2012.

Our non-executive directors are as follows:

Name	Month and Year of Birth	Outside Director	Sub-Committees	Service Term
Jin Won Suh	April 1951	X	-	4 years starting from March 23, 2011
Taeeun Kwon	January 1941	O	Audit Committee member Corporate Governance & CEO Recommendation Committee member	2 years starting from March 23, 2011
Kee Young Kim	October 1937	O	Risk Management Committee Chair Compensation Committee member Corporate Governance & CEO Recommendation Committee Chair	2 years starting from March 23, 2011
Seok Won Kim	April 1947	O	Audit Committee member Compensation Committee Chair	2 years starting from March 23, 2011
Hoon Namkoong	June 1947	O	Chairman of Board of Directors Board Steering Committee member Risk Management Committee member Corporate Governance & CEO Recommendation Committee member	2 years starting from March 23, 2011
Jaekun Yoo	August 1941	O	Corporate & CEO Recommendation Committee member	2 years starting from March 23, 2011
Sang-Kyeong Lee	September 1945	O	Audit Committee member Compensation Committee member	2 years starting from March 29, 2012
Ke Sop Yun	May 1945	O	Audit Committee Chair Board Steering Committee member	4 years starting from March 17, 2009
Jung Il Lee	August 1952	O	Board Steering Committee member	2 years starting from March 23, 2011
Haruki Hirakawa	November 1964	O	Compensation Committee member	2 years starting from March 23, 2011
Philippe Aguignier	September 1957	O	Risk Management Committee member Corporate Governance & CEO Recommendation Committee member	3 years starting from March 24, 2010

3) Executive Officers

In addition to the executive directors, we currently have the following executive officers:

Name	Month and Year of Birth	Position	In charge of
Buhmsoo Choi	Aug. 1956	Deputy President	• Strategic Planning Team • Global Business Strategy Team • Shinhan FSB Research Institute
Sung Ho Wi	June 1958	Deputy President	• Wealth Management Planning Office
Se Il Oh	Sep. 1957	Deputy President	• Corporate & Investment Banking Planning Office
Jae-Gwang Soh	Aug. 1961	Executive Vice-President	• Synergy Management Team • Information & Technology Planning Team • Audit Team
Jung Kee Min	Mar. 1959	Executive Vice-President & Chief Financial Officer	• Finance Management Team • Investor Relations Team • Business Management Team
Dong Hwan Lee	Sep. 1959	Executive Vice-President	• Public Relations Team • CSR & Culture Management Team • General Affairs Team
Bo Hyuk Yim	Mar. 1961	Managing Director	• Risk Management Team
Woo Gyun Park	Mar. 1959	Managing Director	• Compliance Team

Stock Options	(as of Apr. 30, 2012)

	No. of Granted Options (A)	No. of Exercised Options (B)	No. of Cancelled Options (C)	No. of Exercisable Options (D = A – B – C)	Exercise Price (KRW)
Granted in 2005	2,620,331	2,266,642	251,300	102,389	28,006
Granted in 2006	3,206,173	711,367	480,300	2,014,506	38,829
Granted in 2007	1,231,169	0	205,313	1,025,856	54,560
Granted in 2008	805,174	0	185,396	619,778	49,053

Total	7,862,847	2,978,009	1,122,309	3,762,529	—

Note 1)	The weighted-average exercise price of outstanding exercisable options as of Mar. 31, 2012 is KRW 44,508.
2)	The closing price of our common stock was KRW 39,500 on Apr. 30, 2012.

Employees	(As of Mar. 31, 2012)

Gender	Number of Employees	Average length of Service	Total Salaries and wages paid in 1Q 2012 (KRW million)	Average Payment per person (KRW million)
Male	127	2 yrs 2 mths	3,790	30
Female	27	3 yrs 6 mths	451	17

Total	154	2 yrs 5 mths	4,241	28

5. Major Shareholders and Market Price Information of our Common Shares and ADRs

Major Shareholders1) of Shinhan Financial Group as of Mar. 31, 2012

Name	No. of Common Shares owned	Ownership%
National Pension Service	34,829,793	7.34%

BNP Paribas Group	30,106,276	6.35%

1)	Shareholders who own beneficial ownership of 5% or more.
2)	In addition to the common share holdings, National Pension Service holds a total of 2,000,000 shares of Shinhan Financial Group’s series 12 non-voting redeemable preferred stock as of Dec. 31, 2011.

Share ownership of Employee Stock Ownership Association

Beginning Balance (Jan. 1, 2012)	Increase	Decrease	Ending Balance (Mar. 31, 2012)	Ownership% (Mar. 31, 2012)
16,974,245	700,183	774,756	16,899,672	3.56%

Common Share Traded on the Korea Exchange	(KRW, number of shares)

	52,563,124	52,563,124	52,563,124	52,563,124	52,563,124	52,563,124	52,563,124	52,563,124
		Oct. 2011	Nov. 2011	Dec. 2011	Jan. 2012	Feb. 2012	Mar. 2012	Apr. 2012
Price per share	High	47,850	43,850	43,200	45,350	47,000	45,450	44,650
	Low	43,550	37,300	37,600	38,650	43,300	41,850	39,500
	Avg.	45,338	40,561	40,548	41,503	44,733	44,024	42,175
Trading Volume		52,563,124	33,721,051	23,231,994	29,029,924	24,503,901	25,877,380	19,115,298
Highest Daily Trading Volume		5,909,348	3,303,835	2,490,608	3,951,641	2,333,552	2,880,865	1,347,832
Lowest Daily Trading Volume		1,368,202	710,455	384,626	612,935	640,488	734,827	563,905

American Depositary Shares traded on the New York Stock Exchange	(USD, number of shares)

	52,563,124	52,563,124	52,563,124	52,563,124	52,563,124	52,563,124	52,563,124	52,563,124
		Oct. 2011	Nov. 2011	Dec. 2011	Jan. 2012	Feb. 2012	Mar. 2012	Apr. 2012
Price per share	High	86.76	78.85	76.16	79.83	84.44	80.95	79.08
	Low	77.55	63.94	62.92	67.34	76.92	74.09	69.54
	Avg.	81.19	71.76	70.06	73.82	79.79	77.94	73.73
Trading Volume		1,305,987	869,510	804,717	1,006,821	959,192	790,114	441,508
Highest Daily Trading Volume		165,478	75,178	122,342	140,487	81,667	78,920	55,206
Lowest Daily Trading Volume		13,811	15,244	17,589	20,666	23,554	16,636	5,464

*	1 ADR = 2 Common Shares

6. Related Party Transactions

Loans to Subsidiaries	(As of Mar. 31, 2012, KRW billion)

Subsidiary	Loan Type	Origination Date	Maturity Date	Lending Rate	Beginning Balance (Jan. 1, 2012)	Decrease	Increase	Ending Balance (Mar. 31, 2012)
Shinhan Investment Corp.	Loans in KRW	2006-07-31	2012-01-31	5.64%	100	100	0	0
	Loans in KRW	2012-01-30	2017-01-30	4.11%	0	0	100	100
Shinhan Card	Loans in KRW	2010-10-29	2015-10-29	4.37%	100	0	0	100
	Loans in KRW	2011-01-28	2016-01-28	4.91%	100	0	0	100
	Loans in KRW	2011-02-24	2016-02-24	4.82%	250	0	0	250
	Loans in KRW	2011-05-17	2016-05-17	4.47%	100	0	0	100
	Loans in KRW	2012-03-14	2017-03-14	4.12%	0	0	150	150
Shinhan Capital	Loans in KRW	2007-03-23	2012-03-23	5.48%	50	50	0	0
	Loans in KRW	2007-06-08	2012-06-08	5.95%	50	0	0	50
	Loans in KRW	2008-01-23	2013-01-23	6.60%	50	0	0	50
	Loans in KRW	2010-09-28	2013-09-28	4.12%	100	0	0	100
	Loans in KRW	2011-01-28	2014-01-28	4.53%	50	0	0	50
	Loans in KRW	2011-04-29	2016-04-29	4.65%	100	0	0	100
	Loans in KRW	2011-05-17	2016-05-17	4.47%	50	0	0	50
	Loans in KRW	2012-03-14	2017-03-14	4.12%	0	0	50	50
Shinhan PE	Loans in KRW	2011-08-12	2012-08-10	4.09%	5	0	0	5

Total					1,105	150	300	1,255

Exhibit 99-1

Independent Autitors’ Review Report (Separate Financial Statements) of Shinhan Financial Group as of March 31, 2012

Exhibit 99-2

Independent Autitors’ Review Report (Consolidated Financial Statements) of Shinhan Financial Group as of March 31, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHINHAN FINANCIAL GROUP CO., LTD.

By /s/ Jung Kee Min
Name: Jung Kee Min
Title: Chief Financial Officer

Date: May 30, 2012